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                        FORM RW REGISTRATION WITHDRAWAL

                     FIRST AMERICAN INVESTMENT FUNDS, INC.
                               800 Nicollet Mall
                             Minneapolis, MN 55402

November 24, 2008

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

RE: Application for Withdrawal of Registration Statement on Form N-14
    (File No. 333-155600)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, First American Investment Funds, Inc. (the "Company") hereby makes application to withdraw its registration statement filed on Form N-14 together with all exhibits thereto (the "Registration Statement").

The Registration Statement was originally filed with the Securities and Exchange Commission on November 21, 2008. The Registration Statement was never declared effective and no securities were offered or sold pursuant to it.

Questions regarding the foregoing application may be addressed to Richard Ertel, Assistant Secretary to the Company, at (612) 303-7987.


                                          Sincerely,


                                          /s/ Charles D. Gariboldi, Jr.
                                          --------------------------------------
                                          Charles D. Gariboldi, Jr., Treasurer
                                          First American Investment Funds, Inc.